GROUP

RECEIVED

2008 DEC 15 A 6:25

CORPORATE FINANCE

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

08006243

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No.
82-34748

Date 09 December 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Kay Amelungse

Stefanie Weyrich

Enclosures

09 December 2008	Ad Hoc Notification / Press Release: German Financial Markets Stabilisation Fund ("SoFFin") increases framework guarantee

PROCESSED
DEC 17 2008
THOMSON REUTERS

Hypo Real Estate
GROUP

Press release

German Financial Markets Stabilisation Fund ("SoFFin") increases framework guarantee

Munich, 9 December 2008 - As part of its ongoing support for Hypo Real Estate Group, the SoFFin has, at unchanged terms and maturity, increased the EUR 20 billion framework guarantee granted to Hypo Real Estate Group on 21 November 2008 by an additional amount of EUR 10 billion, bringing the total amount to EUR 30 billion.

As already announced, Hypo Real Estate Group and the SoFFin are also holding discussions regarding comprehensive liquidity and capital support to be provided by the SoFFin to Hypo Real Estate Group.

Press Contact:
Hans Obermeier
Tel.: +49 (0)89 203007 787
Fax: +49 (0)89 203007 772
E-Mail: hans.obermeier@hyporealestate.com

Oliver Gruß
Tel.: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Hypo Real Estate Holding AG

Hypo Real Estate
HOLDING

WKN: 802770 **ISIN:** DE0008027707 **Land:** Deutschland

Nachricht vom 09.12.2008 | 20:39

Hypo Real Estate Holding AG:German Financial Markets Stabilisation Fund ('SoFFin') increases framework guarantee

Hypo Real Estate Holding AG / Agreement

Release of an Ad hoc announcement according to § 15 WpHG, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Hypo Real Estate Holding AG: German Financial Markets Stabilisation Fund ('SoFFin') increases framework guarantee

Munich, 09 December 2008 - As part of its ongoing support for Hypo Real Estate Group, the SoFFin has, at unchanged terms and maturity, increased the EUR 20 billion framework guarantee granted to Hypo Real Estate Group on 21 November 2008 by an additional amount of EUR 10 billion, bringing the total amount to EUR 30 billion.

As already announced, Hypo Real Estate Group and the SoFFin are also holding discussions regarding comprehensive liquidity and capital support to be provided by the SoFFin to Hypo Real Estate Group.

Contact:
Reiner Barthuber +49-89-203007-201

09.12.2008 Financial News transmitted by DGAP

Language: English
Issuer: Hypo Real Estate Holding AG
Unsöldstraße 2
80538 München

Deutschland
Phone: +49 (0)89 203 007-780
Fax: +49 (0)89 203 007-772
E-mail: ir@hyporealestate.com
Internet: www.hyporealestate.com
ISIN: DE0008027707
WKN: 802770
Indices: DAX
Listed: Regulierter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin, Hannover, Stuttgart, Düsseldorf, München, Hamburg; Terminbörse EUREX

End of News DGAP News-Service

END